FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Code of Ethics and Conduct

MESSAGE OF ADMINISTRATION

In releasing this updated Code of Ethics and Conduct, destined to all employees and administrators of BRF Brasil Foods S.A. and its subsidiaries, whatever their positions in the hierarchy, including Board, Fiscal Council and Committee Members, our aim is to preserve and strengthen BRF’s institutional image and help us achieve the highest ethical standards in completing our mission and realizing our vision.

In order to consolidate BRF’s position and honor our commitments in line with the organization’s vision and values, we must adopt a management standpoint based on teamwork, continuous learning, flexibility and speed in decision-making and concepts and guidelines compatible with the operation of a global enterprise.

BRF’s Code of Ethics and Conduct is both a working tool and a moral guide. Our expectation is that these values and guidelines will be incorporated into the professional activities of all administrators and staff working for BRF Companies, and thereby create a sustainable, honest and fair business environment.

Nildemar Secches President of Board of Directors	José Antônio do Prado Fay President of BRF

CONTENTS

1. OBJECTIVE AND SCOPE	04

2. VALUES AND PRINCIPLES	04

3. MANAGEMENT POLICY	04

4. RELATIONS GUIDELINES	05

4.1. Shareholders and Investors	05
4.2. Employees	05
4.3. Customers and Consumers	06
4.4. Suppliers	06
4.5. Trade Unions, Associations and Related Bodies	07
4.6. Local Communities and the Environment	07
4.7. Party Political Activities	08
4.8. Government and Regulatory Agencies	08
4.9. Press	08
4.10. International Community	09
4.11. Alcohol, Drugs and Weapons possession	09

5. CONFLICT OF INTEREST GUIDELINES	09

5.1. Duties of Administrator and Employees	09
5.1.1. Kinship among BRF Empolyees	10
5.2. Trading of Securities	10
5.3. Gifts, Donations and Sponsorships	11
5.4. Related-Party Transactions	11
5.5. Information Security and Intellectual Property	12

6. FINANCIAL INFORMATION AND ACCOUNTING RECORDS	13

7. ETHICS AND CONDUCT MANAGEMENT AND DEVELOPMENT	13

7.1. Sanctions/ Penalties	13
7.2. Channels for communicating infringements and making complaints and suggestions	13

8. APPROVAL, DURATION AND PUBLICATION	14

9. ATTACHMENTS	14
9.1. Model of Statement of Commitment	14
9.2. Glossary	15

1.   OBJECTIVE AND SCOPE

This Code of Ethics and Conduct sets forth values, principles and guidelines as a basis for the decisions and conduct of all administrators, board members and employees of BRF Companies, and is also applicable to all other parties involved, such as suppliers in general, customers, shareholders and direct or indirect subsidiary companies, in line with governance policy and sustainability guidelines.

2.   VALUES AND PRINCIPLES

We will conduct our business in compliance with ethical principles based on consistency, transparency and integrity, showing due respect for people, the law and society in general, with the aim of fulfilling our social role.

The values forming the basis of how we do business are:

  Integrity as the foundation of any relationship;
  Focus on the Consumer as a fundamental ingredient to our success;
  Respect for People in order to build up our strength;
  Personal Development, essential to sustain the growth;
  High Performance as our constant goal;
  Quality in our products and Excellence in our processes;
  Spirit of Innovation as a constant factor;
  Sustainable Development;
  Global Vision, Local Action; and
  Commitment to Diversity and embracing differences.

 3.  MANAGEMENT POLICY

The BRF management system is oriented towards ensuring the economic growth of our organization, while maintaining product and service quality standards in harmony with environmental requirements, and thereby promoting sustainable development and all-round social efficiency.

In addition to the above-mentioned guiding principles, the organization’s management process will also take account of business sustainability, yielding appropriate returns for shareholders and society alike, based on the following principles:

  Supplying top quality products and services to our customers;

  Management methods oriented towards operational excellence, focused on results and continuous improvement;

  Sustainable use of natural resources and controlling the environmental impact of our operations using world-class prevention systems;

  Appropriate human resource management to foster excellent relationships and performance, highly-motivational working environments and high standards of health and safety;

  Trained, committed personnel with the ability to act effectively in line with the organization’s strategies;

  Compliance with the legislation, norms and commitments formally assumed by the Company and its administrators;

  Development and application of technologies to guarantee innovation, productivity, competitiveness and operational excellence;

  Ethical relations and smooth, transparent communications with all stakeholders.

4.   RELATIONS GUIDELINES

By the guidelines described below, BRF seeks to strengthen corporate governance best practices and to keep transparency and efficiency in the relations with its shareholders, employees, government bodies and suppliers, among others.

4.1.  Shareholders and Investors

BRF implements corporate governance best practices for shareholders and investors, ensuring equal access to information on Company activities and performance.

Relations with shareholders, investors and analysts are based on transparent, accurate and timely communication, providing information access to all stakeholders through especially-appointed and authorized administrators and staff who are strictly bound by the guidelines in the “Policy on Disclosure of Material Acts or Facts and Trading of Securities” document in force.

Information on projects, business and results not yet made public shall be appropriately controlled and kept confidential, especially information that could affect the Company’s share price and influence investment decisions.

4.2.  Employees

BRF employees are required to act in accordance with standards of conduct that reflect their personal and professional integrity, and to comply with the guidelines and principles laid down in this Code of Ethics and Conduct, disseminating them and ensuring that they are enforced in the working environment.

Employee admission and promotion processes will be based on technical capability, professional experience and skill in integrating into work groups, ensuring equality of opportunity for all.

BRF will not tolerate any prejudice or discrimination relating to race, color, creed or life philosophy, civil status, gender, religion, origin, age, sexual orientation, political ideology, physical or mental disability and the like, in the hiring and promotion of its employees, who should satisfy the technical requirements and profile for the position, maintaining a working environment that respects the dignity of all employees and enabling the professional growth free of any kind of discrimination.

In the interests of good professional conduct, abusive behaviors that lead to an environment of intimidation and constraint, including actions, insinuations or attitudes that harm the dignity, physical or psychical integrity of persons, and any act that could be construed as sexual or moral harassment among colleagues, regardless of position within the hierarchy, shall not be tolerated.

In the exercise of their duties, BRF employees should comply with the safety rules, seeking to identify and rectify unsafe conditions and behaviors, and preserving their physical integrity and that of their colleagues.

BRF information resources are assets that require protection and special use since they are working tools and each user is responsible for enforcing and complying with the Company’s Information Security Policy, on pain of the penalties laid down for improper use.

4.3.  Customers and Consumers

BRF shall take steps to identify the needs of and offer quality products to its customers and consumers, surpassing expectations in terms of efficiency, reliability and technical innovation.

Relations shall be based on ethical principles, with strict regard to transparency in corporate operations, efficient and courteous service, a commitment to customer satisfaction, and receptiveness and appropriate responses to criticisms and suggestions.

4.4.  Suppliers

Relations with suppliers will generally be conducted to satisfy the interests of BRF, without offering any concessions or receiving any benefits relating to the purchase of products or services.

The development and selection of  suppliers, service providers and integrated partners shall be based impartially on objective technical, professional and ethical criteria, as well as compliance with the legal, labor-related and environmental requirements. Preference shall be given to parties who show social responsibility and commitment to the social and community transformation initiatives embraced by BRF.

The receipt of commissions, gifts and privileges in the purchase of goods and services creates conflicts of interest and harms the public image of BRF. It will therefore not be tolerated, exception made to promotional gifts within the limits provided for by item 5.3.

The acceptance of travel facilities and favors offered by suppliers, service providers and customers for visits and participation in events of technical nature is conditioned upon the approval of the relevant Presidency or Vice-Presidency.

4.5.  Trade Unions, Associations and Related Bodies

BRF recognizes legally-constituted bodies and the important role they play in setting up processes for dialoging and reaching agreement, with due regard to the legislation in force, the ethical principles in this Code and sound market practices.

Full negotiations based on respect, responsibility and transparency will be conducted with trade union organization representatives to reconcile interests in an honest way, allowing freedom and independence and barring any attitudes that discriminate against trade union ideology.

4.6.  Local Communities and the Environment

BRF’s productive activities will be conducted in a manner consistent with its commitment to conserving the environment and the quality of life of its employees and local communities, keeping the channels of communication and dialog open, and controlling the impacts of its widely-varying activities.

The Company will adopt corporate norms of environmental management to establish standards and guidelines that determine how all units implement BRF Environmental Policy.

To ensure that its environmental policy is effective, BRF will promote and practice the rational use of natural resources and renewable energy. By this policy our aim is the conservation of non-renewable resources, and the increase of the use of renewable energy, materials recycling, as well as the reduction of solid waste production and polluting gas emissions, which contribute to the greenhouse effect.

BRF is committed to sustainable development and ecosystem conservation and will take all the steps necessary to achieve these objectives.

4.7.  Party Political Activities

Making contributions to or manifesting support for political parties in the name of the Company without the due authorization of the Executive Board is not allowed.

Free association with political parties is permitted, and constraints of any kind in respect of political ideology are prohibited. It should be noted that BRF employees are expected to conduct their political activities in their own names, making no reference to the Company.

Employees who stand as candidates for elective office shall take leave of absence  for 60 days during the period prior to the vote and not conduct electoral campaigns on Company premises. They are not allowed to use their positions or the Company name for promotional purposes and persuading electors.

Access to the Company’s premises for candidates to any elective office, whether employees or not, shall be allowed only by prior authorization from the appropriate Vice-Presidency.

4.8.  Government and Regulatory Agencies

BRF will respond to requests from Government and Regulatory Agencies in a prompt manner, supplying the information requested after orientation from Corporate Affairs.

No benefits or advantages of any kind shall be offered to public officials because of their job or position, keeping relations within the bounds determined by ethical principles based on transparency and social responsibility.

Our employees are instructed in transparent practices, in compliance with the ethical principles in the Code, and in how to conduct relations and communicate with public agencies and the competent government authorities.

4.9.  Press

All Company information to be disclosed to the press shall be accurate and transparent, in accordance with ethical principles and in conformity with the legislation in force, and disclosed by especially appointed and authorized administrators and staff, so as to maintain a relationship of trust with the media and preserve the Company’s public image. The Corporate Affairs section must always be involved in communications with the press and subjects must be agreed on with the appropriate corporate sections.

4.10. International Community

BRF is present in a number of countries with different business practices and norms.

We respect the legislation in force and the cultural diversity of the countries in which we exercise our activities, in line with best market practices, expanding our business operations in a responsible manner.

We encourage the integration of and respect for different cultures and believe that diversity provides a competitive edge in our business.

4.11. Alcohol, Drugs and Weapons Possession

The use, possession and sale of alcoholic drinks or illegal drugs in working period is prohibited. People under the influence of such substances should not remain on Company premises.

Carrying weapons of any kind on Company premises is also not allowed,except on cases with express authorization, subject to the nature of the activity performed within the Company.

5.  CONFLICT OF INTEREST GUIDELINES

Conflicts of interest occur in any situation in which accommodating the claims of the employee, administrator or board member could directly or indirectly have an adverse impact on the interests of the Company or its customers, suppliers and shareholders.

BRF is careful to ensure that these kinds of situations do not arise. However, where there is a real or potential conflict of interest, this should be immediately brought to the attention of those in positions of authority. Further clarification and guidance is given in the relevant in-house Organizational Standard.

5.1.  Duties of Administrators and Employees

BRF expects its administrators and employees to be fully dedicated to their work and efforts to promote the Company’s interests, honest in their business dealings and effective in ensuring that Company information is kept confidential.

The following are examples of conflicts of interest and conduct that is unacceptable, to be avoided by all concerned:

  Pursue activities outside the Company that are in conflict with Company interests;
  Participating, whether directly or indirectly via an intermediary, in the ownership or as an associate or administrator of a company which has business relations with BRF;
  Using Company employees, assets or services for personal gain or to benefit third parties;
  Contracting service providers for the Company for personal reasons, when the individual hiring such services has a position that could influence purchase decisions; and
  Using your position within the Company to obtain personal advantages for yourself or others in relation to financial or commercial organizations that do business with the Company.
  Disclosing confidential or privileged information to which you have access, even after leaving the Company;
  Improperly transferring to other staff members or authorizing them to use your password for accessing Company systems;
  Using Company equipment, resources and electronic systems (email, internet, etc.)  for unauthorized purposes, contrary to in-house policy and practices.

5.1.1. Kinship among BRF Employees

Direct hierarchical links are not permitted between relatives up to the second degree (father, mother, parent-in-law, grandparent, spouse, son/daughter and grandchild), collaterally between relatives up to the third degree (sibling, brother/sister-in-law, aunt/uncle and niece/nephew) and by affinity (father-in law, mother-in-law, son-in-law, daughter-in-law, stepfather, stepmother, stepson, stepdaughter, brother-in-law, sister-in-law).

The hiring of relatives by any means other than the selective process implemented by Human Resources is not allowed.

5.2.  Trading of Securities

In compliance with the legislation applicable, BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities specifies periods during which the trading of its shares and securities is not allowed, and this must be strictly adhered to by employees, administrators and Fiscal Council members of the Company and its main shareholders.

During periods when trading is legally prohibited, special attention shall be paid to cases in which privileged information is accessible on the basis of position within the Company, in conformity with the requirements of Instruction CVM nº 358/2002, issued by the Brazilian Securities and Exchange Commission.

5.3.  Gifts, Donations and Sponsorship

Employees and administrators of BRF are not allowed to offer or receive travel facilities, gifts or any kind of favor from suppliers in general, competitors, etc. exceeding in the year the value of one minimum wage in Brazil and US$ 300.00 (three hundred US dollars) in other countries.

Sponsorship and donations must be consistent with the institutional and market-related interests of BRF, enhancing the Company’s corporate image and taking account of the benefits to the community. They are subject to the approval of the Executive Board or Vice-Presidency, according to the competence.

5.4. Related-Party Transactions

BRF Companies activities shall comply with the standards of honesty and transparency. Related-party Transactions, including transactions with direct or indirect subsidiary companies shall secure substantial and procedural honesty, by compliance with a previously established set of rules for trading processes applicable to such transactions, and such rules of conduct shall be duly informed to the market.

Transactions by individuals that, by virtue of their influence, job or position, with  BRF or a business under its control, that could, according to the law, characterize a Related-party Transaction, deserve special treatment.

Transactions of this kind shall comply with internal rules as well as with the general market rules.

5.5.  Information Security and Intellectual Property

Administrators and employees shall not pass on confidential information to third parties without the Company’s permission (Vice-Presidency), whether this information relates to BRF intellectual property or that of its suppliers and customers, except if requested by government and regulatory agencies, after previous and written approval by the Legal Department.

This covers industrial secrets, processes, products, brands, formulas, technologies, know-how, inventions, improvements, systems, copyright, etc. and includes:

▪   Disclosing or using privileged and/or relevant company information for personal gain or to benefit a third party;

▪   Publicizing unofficial information of any kind;

▪   Facilitating access to confidential documentation, such as leaving documents open to view on desks or copiers;

▪   Giving talks, holding seminars or writing academic studies on the Company’s processes and business without authorization from senior management and collaboration with Corporate Affairs; and

▪   Improper use of the Company’s brands and logos.

 6.  FINANCIAL INFORMATION AND ACCOUNTING RECORDS

BRF uses appropriate accounting and internal control systems for faithfully reflecting the situation regarding the Company’s assets, finances and results.

BRF complies with International Financial Reporting Standard (IFRS) and the prevailing legislation in preparing its records and financial statements, which are regularly submitted to the regulatory agencies (Brazilian Securities and Exchange Commission (CVM) and U.S. Securities and Exchange Commission (SEC)) within the deadlines laid down by law, with internal controls on its accounting practices and auditing in conformity with corporate governance best practices and the Sarbanes-Oxley Act (SOX).

7.  ETHICS AND CONDUCT MANAGEMENT AND DEVELOPMENT

BRF is concerned to ensure that all aspects of its Code of Ethics and Conduct are applied. The Company provides guidance for its employees in the form of talks, posters and HR releases so that they satisfy the requirements and comply with the ethical principles in this code.

7.1.  Sanctions/Penalties

Those who infringe the Code of Ethics shall be subject to disciplinary measures and/or penalties, based on the Companies internal rules and on labor, civil and criminal legislation, as is the case.

7.2.  Channels for Communicating Infringements and Making Complaints and Suggestions

BRF has appropriate channels for communicating infringements and making complaints and suggestions for effectively enforcing the Code of Ethics and Conduct, as well as to comply with the requirements of the Sarbanes-Oxley Act.

Infringements should be communicated if an employee or third party has knowledge of information or concrete facts that are benefitting someone to the detriment of others or the Company itself, or behavior that contravenes the Code of Ethics and Conduct.

Violations of the ethical principles and guidelines in the Code can be notified to the Channels for Communicating Infringements, e-mail: denuncias@brasilfoods.com, and Telephones: National DDG 0800-702-7014 and International 55-11-3466.8510.

Communication of Infringements relating to issues contemplated by the Sarbanes-Oxley Act, related to possible irregularities or inaccuracy in the accounting records,  internal controls of accounting nature and audit matters are to be forwarded directly to the Company's Audit Committee, at the e-mail address comitedeauditoria@brasilfoods.com, or by regular mail addressed to :

Audit Committee/ Comitê de Auditoria da BRF - Brasil Foods;

Rua Hungria, 1.400, 5th Floor;

CEP 01455-000, São Paulo - SP - Brazil.

All Company employees and administrators are expected to ensure that the Code of Ethics is adhered to and notify any instances of inappropriate conduct. The anonymity of the informant and confidentiality of the case will be guaranteed. Retaliation against informants, whether employees or third parties, will not be tolerated.

Communications received by Managers or Administrators must be immediately forwarded to the Channels for Communicating Infringements or directly to the Audit Management.

Every attempt has been made to cover the majority of types of conduct in this Code, but it is not exhaustive and should be revised and adapted as circumstances change and new situations arise.

8.   APPROVAL, DURATION AND PUBLICATION

This Code was approved by the Board of Directors at the meeting held on 02.09.2012, and will take effect as from the date of publication, superseding the previous version published on 12.17.2002.

The Code will be widely disseminated throughout the BRF workforce, including employees, administrators, the BRF Fiscal Council, and among suppliers, service providers, integrated partners and all parties associated in any way with the Company.

It is available on the Company’s website at www.brasilfoods.com/ir  and in the Corporate Governance Module on the Intranet.

09.   ATTACHMENTS

9.1. Model: Statement of Commitment

Statement of Commitment to the BRF-Brasil Foods S.A. Code of Ethics and Conduct

I, ......................................................................................................., employee code nº ............................, member of the BRF workforce, hereby declare that:

  I have received a copy of the “BRF Code of Ethics and Conduct” for members of the BRF workforce;
  I am fully aware of the content of said Code, am in full agreement with its standards and undertake to faithfully comply with it in all my activities for the duration of my contract and professional relationship with BRF Group Companies and after leaving my post with BRF, as set forth in the Code; and
  I am aware that the Internal Auditing, Human Resources and Legal departments will examine infringements of the Code and propose applicable administrative sanctions to the competent bodies.

City, State, ........../.............../  2012

Signature

9.2.  Glossary

▪  Shareholder: a person holding shares in a limited company.

▪  Administrators: members of the Executive Board, the Board of Directors or Board Advisory Committees.

▪  Company/Companies/BRF: BRF Brasil Foods S.A and its Subsidiaries

▪  Suppliers: suppliers of materials, raw materials and services, transport companies and integrated partners.

▪  Moral harassment: any repeated abusive conduct consisting of words, acts, gestures and text that could harm an individual’s personality, dignity or physical and mental integrity.

▪  Sexual harassment: constraining behavior on the part of a superior, aimed at obtaining sexual favors, as a condition of the employment, job or position.

▪  Local communities: communities in which the Company’s physical facilities are located or in which the Company exercises its business activities.

▪  International community: group of  countries and organizations with which the Company has relations by virtue of its international operations and business.

▪  Conflict of interests: any situation in which a person is not impartial in relation to the matter in question and could influence or take decisions motivated by interests that conflict with those of the Company.

▪  Board Members: members of the Board of Directors or Audit Committee.

▪  Privileged information: data and information entrusted to the Company and declared confidential by customers, suppliers and partners, and information of interest and relevant to the Company, as well as information that the capital market considers important in deciding whether to buy or sell securities, including but not limited to the following: information of a commercial, technical or strategic nature; information on employees, self-employed persons, consultants, service providers, representatives and agents, as well as any copies or records of this information, whether verbal or written, contained on any physical medium, and that has been directly or indirectly supplied or disclosed to members of the Company, relating to it, its subsidiaries, associate companies, wholly-owned subsidiaries, shareholders, customers, service providers; information on financial situations, forecasts, performance outlooks and the like, used by the Company’s administration, and which should be confined to this area and the signatories of relevant outside confidentiality agreements, if any, until officially disclosed, where applicable.

▪  Members of the workforce: all administrators, board members, employees, suppliers, integrated partners, shareholders, service providers and trainees.

▪  Related Parties (transactions with): natural persons or legal entities with which the company engages in the purchase, sale, loan or borrowing, remuneration, service provision or use, conditions of operation, giving or receiving on a sale or return basis, paying up capital, exercising options, distributing profits, etc., under conditions that are not those of commutative property and independence that characterize transactions with third parties alien to the company, to its management control or to any other area of influence.

▪  Public authority: any government agency, authority or entity.

▪  Intellectual property: inventions, literary and artistic works, symbols, names, images, drawing and models used.

▪  Subsidiaries: companies in which the majority share of the equity is held by a parent company which holds majority voting rights for quotaholder deliberations or at general meetings and  has the power to elect the majority of administrators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 10, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director